Exhibit 99.3

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	29 February 2012

SIMS METAL MANAGEMENT AND NYRSTAR ANNOUNCE THE SUCCESSFUL COMPLETION OF THE SALE OF AUSTRALIAN REFINED ALLOYS’ SECONDARY LEAD PRODUCING FACILITY IN SYDNEY

Further to their joint announcement on 15 November 2011, Sims Metal Management Limited (SimsMM) and Nyrstar NV (Nyrstar) today announced that, following receipt of the requisite regulatory approvals from the Australian Competition and Consumer Commission and the Foreign Investment Review Board, they have now successfully completed the sale of Australian Refined Alloys’ secondary lead producing facility in Sydney (ARA Sydney) to companies associated with Renewed Metal Technologies (RMT) for a total sale price of approximately A$80 million.

The sale price is subject to a customary working capital adjustment. Assuming a sale price of A$80 million, SimsMM would achieve a profit on the sale of its 50% share of ARA Sydney of approximately A$32 million.

SimsMM and Nyrstar will retain ARA’s secondary lead producing facility in Melbourne which will continue to be operated as a 50/50 joint venture.

About Australian Refined Alloys (ARA)

ARA is a secondary lead producing 50/50 joint venture between SimsMM and Nyrstar. ARA has two facilities, ARA Sydney which is located in Alexandria and ARA Melbourne which is located in Laverton North. Total lead production in 2010 was approximately 37,900 tonnes (Sydney 20,700 tonnes and Melbourne 17,200 tonnes).

About Renewed Metal Technologies

Renewed Metals Technologies (RMT) is a privately held company that specialises in the recovery of renewable resources. RMT owns and operates a secondary lead producing facility in Wagga Wagga, New South Wales, Australia. For more information, visit www.rmt.au.com

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm. com) for more information on the Company and recent developments.

For further information contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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